Exhibit 99.1

Draganfly’s Commander 3 XL Platform Selected by State Geological Survey

Los Angeles, CA. September 19, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce that a State Geological Survey has selected Draganfly’s Commander 3 XL platform to enhance exploration and data collection during geological research and surveying efforts.

The State Geological Survey offers geologic data to improve public understanding of geology, hazards, and mineral resources. Draganfly’s UAV platform will aid in research and investigations for not only general geology but also geologic resources, environmental geology, and hazards, with results shared among governmental agencies, private industry, and the general public. The Commander 3 XL can maximize the State Geological Survey payload capacity and allow for longer flight times while also meeting the National Defense Authorization Act requirements.

Draganfly’s Commander 3 XL is a versatile platform capable of accommodating a wide range of interchangeable payloads. It is the ideal choice for geological survey applications, promising enhanced efficiency and precision in the field. This high-endurance drone, known as the “Swiss Army Knife of drones,” can transport up to 22 pounds of payload using drop and winch-down systems, remaining airborne for 50 minutes, with a 24-mile range and a top speed of 45 mph. It supports automated and manual flight operations, with a convenient design allowing easy assembly and transport.

“Draganfly’s Commander 3 XL is an outstanding platform that can scale to provide valuable geological information and contribute to scientific advancements,” said Cameron Chell, President, and CEO of Draganfly. “We are honored to be chosen to support critical research efforts and contribute to meaningful and impactful solutions for the challenges facing our world today.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

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